SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

Schedule 14D-9
(Amendment No. 1)

Solicitation/Recommendation Statement
under Section 14(d)(4) of the
Securities Exchange Act of 1934
__________________________________________

PFSweb, Inc.
(Name of Subject Company)

PFSweb, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

717098206
(CUSIP Number of Class of Securities)
__________________________________________

Thomas J. Madden
Chief Financial Officer
PFSweb, Inc.
4455 Regent Blvd
Irving, TX 75063
(972) 881-2900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
__________________________________________

With copies to:
Soren Lindstrom, Esq.
FisherBroyles, LLP
Highland Park Place
4514 Cole Avenue, Suite 600
Dallas, Texas 75205
866-211-5914

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by PFSweb, Inc., a Delaware corporation (“PFSweb” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 21, 2023, relating to the tender offer by Peregrine MergerSub I, Inc., a Delaware corporation (“MergerSub” or “Purchaser”), a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (“Parent” or “GXO”), to purchase all of the issued and outstanding Shares (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) at an offer price per Share of $7.50 (such amount as may be increased, decreased or adjusted in accordance with the Merger Agreement, the “Offer Price”) in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Parent and Purchaser with the SEC on September 21, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.
Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The second full paragraph on page 4 of the Schedule 14D-9, under the heading “Tender Offer and Merger,” is hereby revised and supplemented and replaced in its entirety by the following:
“Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 21, 2023 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire at the end of the day, 12:00 midnight, New York City time, on October 20, 2023 (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).”

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The section on page 6 of the Schedule 14D-9, under the heading “Confidentiality and Standstill Agreement,” is hereby revised and supplemented and replaced in its entirety by the following:
“On August 13, 2021, the Company and Parent entered into a confidentiality agreement (as amended on April 28, 2023, the “Confidentiality Agreement”) in connection with Parent’s consideration of a possible negotiated transaction involving the Company and/or its subsidiaries. Pursuant to the Confidentiality Agreement, Parent agreed to hold the Evaluation Material, as defined in the Confidentiality Agreement, confidential and to use such information solely for the purpose of evaluating the business relationships between Parent and the Company.
The Confidentiality Agreement also contained certain “standstill” covenants, which, among other things, prohibited Parent and its affiliates from taking certain actions with respect to the Company until December 31, 2023, including, except at the specific written request of the Company or its affiliates, proposing to enter into, directly or indirectly, any business relationship with the Company or its affiliates or requesting or proposing that the Company amend or waive the “standstill” covenants.
The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2)-(e)(3) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 4.    The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The second paragraph on page 14 of the Schedule 14D-9, under the heading “Background of the Offer and Merger,” is hereby revised and supplemented and replaced in its entirety by the following:
“Prior to September 13, 2023, approximately 142 of the parties contacted by Raymond James that had expressed an interest in considering a potential transaction with the Company had entered into confidentiality agreements as a condition to receiving additional business and financial information regarding the Company. Such confidentiality agreements contained “standstill” covenants that, except as provided in the next sentence, were substantially identical to those contained in the Confidentiality Agreement, including, among other things, a covenant prohibiting such parties, except at the specific written request of the Company or its affiliates, from proposing to enter into, directly or indirectly, any business relationship with the Company or its Affiliates and a provision prohibiting such parties from requesting that the Company or its Affiliates amend or waive the standstill covenants. The standstill covenants in four of such confidentiality agreements did not include such provision prohibiting the parties from requesting a waiver of the standstill. A total of 21 standstill covenants containing these provisions were still in effect as of September 13, 2023, including with Potential Buyer 10.”
The sixth paragraph on page 19 of the Schedule 14D-9, under the heading “Background of the Offer and Merger,” is hereby revised and supplemented and replaced in its entirety by the following:
“On November 17, 2022, the Company executed an engagement letter with ComCap Holdings LLC (“ComCap”) to provide advisory services and outreach to a select group of prospects identified in the engagement letter. Pursuant to the terms of the engagement letter, ComCap would only receive a fee if a Company sale was completed with any of such identified prospects. That condition was not met and, accordingly, no transaction fee has or will be paid to ComCap.”
The last paragraph on page 20 of the Schedule 14D-9, under the heading “Background of the Offer and Merger,” is hereby revised and supplemented and replaced in its entirety by the following:
“On August 3, 2023, the Board authorized the entry into, and Company signed, a 15 business-day exclusivity period with Potential Buyer 10 based on Potential Buyer 10’s best and final offer of a per share price of $7.20. In its non-binding letter of intent on August 3, 2023, Potential Buyer 10 informed the Company that it was on track to secure debt commitments for the financing of the proposed transaction by August 18, 2023. On the same date, the Company notified Parent and Potential Buyer 29 that it entered into exclusivity.”

The table and related footnotes on page 28 of the Schedule 14D-9, under the heading “Certain Unaudited Prospective Financial Information,” is hereby revised and supplemented and replaced in its entirety by the following table and related footnotes:

“'$ in Thousands	Last Twelve Months Ended June 30, 2023	Estimated Six Months Ended December 31, 2023	Estimated Year Ended December 31,
			2023	2024	2025
Service Fee Equivalent Revenue (1)	$205,097	$128,699	$224,515	$252,579	$284,152
Growth	4.5%	17.7%	9.5%	12.5%	12.5%
Less: Cost of Revenues	$156,539
Gross Profit	$48,558
Gross Profit Margin	23.7%
Less: Fully Burdened Operating Expenses	$50,285
Reported EBITDA (2)	$(1,727)
Plus: Restructuring and other costs	$6,930
Plus: Stock-based compensation	$6,842
Reported Adjusted EBITDA (3)	$12,045	$10,177	$16,480	$19,500	$21,938
Reported Adjusted EBITDA Margin	5.9%	7.9%	7.3%	7.7%	7.7%
Plus: Pro Forma Adjustments (Contract rate increases and cost reductions)	$3,704	$150	$272
Pro Forma Adjusted EBITDA (4)	$15,749	$10,327	$16,752
Pro Forma Adjusted EBITDA Margin	7.7%	8.0%	7.5%
Plus: Estimated public company costs	$3,311	$1,275	$3,022
Pro Forma Adjusted EBITDA (Excluding Estimated Public Company Costs) (5)	$19,060	$11,602	$19,774
Pro Forma Adjusted EBITDA (Excluding Public Company Costs) Margin	9.3%	9.0%	8.8%

Reported Non-GAAP Adjusted Net Income (6)	$3,924	$5,489	$7,386
Pro Forma Adjusted Net Income (7)	$7,628	$5,639	$7,658
Capital Expenditures	$(8,833)	$(6,859)	$(10,000)	$(10,000)	$(10,000)
Incremental Change in Net Working Capital (Period over Period)		$(10,607)	$(3,592)	$(3,000)	$(4,000)
Unlevered Free Cash Flow (8)		$(7,507)		$4,822	$6,200
(1)    Service Fee Equivalent Revenue is a non-GAAP financial figure used by the Company in public reporting. Service Fee Equivalent Revenue represents service fee revenue for the PFS business unit (excluding LiveArea related activity) plus the gross profit earned on product revenue and does not alter existing revenue recognition.

Last Twelve Months Ended June 30, 2023

Total revenue	$301,187
Pass-through revenue	(96,086)
Cost of product revenue	(4)
Service fee equivalent revenue	$205,097

(2)    Reported EBITDA represents Net income (loss) adjusted to eliminate the effect of discontinued operations, before income taxes, interest, depreciation and amortization from operations.

Last Twelve Months Ended June 30, 2023

Net income (loss)	$(6,380)
Net income from discontinued operations	(3,467)
Income tax expense, net	1,748
Interest (income) expense, net	(1,613)
Depreciation and amortization	7,985
Reported EBITDA	$(1,727)

(3)    Reported Adjusted EBITDA represents Reported EBITDA further adjusted to eliminate the effect of non-cash stock-based compensation, as well as restructuring and other costs.
(4)    Pro Forma Adjusted EBITDA represents Reported Adjusted EBITDA further adjusted to include operational enhancements and certain pricing increases put into place throughout 2022, reflected as if the price increases and cost savings were effective at the beginning of each reported period.
(5)    Pro Forma Adjusted EBITDA (Excluding Estimated Public Company Costs) represents Pro Forma Adjusted EBITDA further adjusted to exclude estimated costs associated with being a public company, primarily related to corporate overhead costs.
(6)    Reported Non-GAAP Adjusted Net Income represents Net income (loss) adjusted to eliminate the effect of discontinued operations, non-cash stock-based compensation and restructuring and other costs.

Last Twelve Months Ended June 30, 2023

Net income (loss)	$(6,380)
Net income from discontinued operations	(3,468)
Restructuring and other costs	6,930
Stock-based compensation	6,842
Reported Non-GAAP Adjusted Net Income	$3,924
(7)    Pro Forma Adjusted Net Income represents Reported Non-GAAP Adjusted Net Income adjusted to exclude estimated costs associated with being a public company, primarily related to corporate overhead costs.

Last Twelve Months Ended June 30, 2023

Reported Non-GAAP Adjusted Net Income	$3,924
Pro Forma Adjustments (Contract rate increases and cost reductions)	3,704
Pro Forma Adjusted Net Income	$7,628
(8)    Unlevered Free Cash Flow represents earnings before interest and stock-based compensation, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital.”

In the discussion following the caption “Opinion of PFSweb’s Financial Advisor,” the section captioned “Selected Companies Analysis” on pages 31 and 32 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“Using publicly available information, Raymond James analyzed and compared selected financial data of the Company with similar date for the following selected publicly traded companies:

•	United Parcel Service, Inc.
•	FedEx Corporation
•	DeutschePost AG
•	DSVA/S
•	Kuehne + Nagel International AG
•	Expeditors International of Washington, Inc.
•	C.H. Robinson Worldwide, Inc.
•	Ryder System, Inc.
•	GXO Logistics, Inc.
•	Landstar System, Inc.
•	Hub Group, Inc.
•	RXO, Inc.
•	ID Logistics Group SA
•	bpost NV/SA
•	Universal Logistics Holdings, Inc.
•	Wincanton plc
•	Radiant Logistics, Inc.
•	Harte Hanks, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of Raymond James’s analyses, were, in Raymond James’s judgment, considered sufficiently similar to that of the Company based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to the Company and certain of these companies may have characteristics that are materially different from that of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect the Company.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, plus finance lease obligations, plus net unfunded defined benefit plan obligations (if applicable), plus minority interests, plus the market price of preferred stock, minus cash) compared to earnings before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, non-operating defined benefit obligation costs (if applicable), and other one-time, nonrecurring charges, where disclosed, which we refer to in this section as “Adj. EBITDA”, for the most recent actual twelve months results ended September 11, 2023, which we refer to in this section as “LTM”, as well as to Wall Street research analysts’ projected Adj. EBITDA for the selected companies for calendar years ending December 31, 2023, referred to as CY2023E, and (ii) equity value compared to net income, as adjusted for stock-based compensation, non-operating defined benefit obligation costs (if applicable), and other one-time non-recurring charges, net of taxes, where disclosed, using the

LTM results as well as Wall Street estimates for the selected companies for CY2023E. The estimates published by Wall Street research analysts were not prepared in connection with the Offer and the Merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, 1st quartile and 3rd quartile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the Company implied by the Offer Price and Per Share Merger Consideration. The results of the selected public companies analysis are summarized below:

	Enterprise Value/ Reported Adj. EBITDA		Enterprise Value/ Pro Forma Adj. EBITDA		Equity Value/ Reported Adj. Net Income		Equity Value/ Pro Forma Adj. Net Income
	LTM	CY2023E	LTM	CY2023E	LTM	CY2023E	LTM	CY2023E
1st Quartile	4.1x	4.7x	4.1x	4.7x	8.9x	8.5x	8.9x	8.5x
Mean	7.8x	9.5x	7.8x	9.5x	13.7x	16.0x	13.7x	16.0x
Median	8.7x	8.7x	8.7x	8.7x	15.1x	15.9x	15.1x	15.9x
3rd Quartile	10.5x	14.2x	10.5x	14.2x	17.4x	21.8x	17.4x	21.8x
Offer Price and Merger Consideration	11.8x	8.6x	9.0x	8.5x	46.2x	24.6x	23.8x	23.7x

Furthermore, Raymond James applied the 1st quartile and 3rd quartile relative valuation multiples for each of the metrics to the Company’s actual and projected financial results and determined the implied equity price per share of Company Common Stock and then compared those implied equity values per share to the Offer Price and Per Share Merger Consideration of $7.50 per share. The results of this are summarized below:

	Enterprise Value/ Reported Adj. EBITDA		Enterprise Value/ Pro Forma Adj. EBITDA		Equity Value/ Reported Adj. Net Income		Equity Value/ Pro Forma Adj. Net Income
	LTM	CY2023E	LTM	CY2023E	LTM	CY2023E	LTM	CY2023E
1st Quartile	$3.66	$4.80	$4.29	$4.85	$1.45	$2.61	$2.81	$2.70
3rd Quartile	$6.85	$11.31	$8.45	$11.47	$2.82	$6.65	$5.48	$6.90
Offer Price and Merger Consideration	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50

The following are the individual multiples and metrics for the selected public companies included in the analysis provided above:

	Equity Market Capitalization	Total Enterprise Value	Total Enterprise Value	Enterprise Value / Adj. EBITDA		Equity Value / Adj. Net Income
Company	(Local currency, in millions)	(Local currency, in millions)	($ in USD millions)	LTM	CY2023E	LTM	CY2023E
United Parcel Service, Inc.	$138,526	$153,780	$153,780	9.2x	10.7x	12.9x	16.8x
FedEx Corporation	$64,540	$80,020	$80,020	8.2x	8.1x	16.2x	15.9x
DeutschePost AG	€ 50,466	€ 56,291	$60,507	6.3x	6.6x	10.6x	12.5x
DSVA/S	279,648 kr.	292,887 kr.	$42,205	13.2x	15.8x	18.2x	21.8x
Kuehne + Nagel International AG	CHF 31,111	CHF 29,463	$33,069	10.0x	13.4x	15.1x	21.6x
Expeditors International of Washington, Inc.	$17,615	$15,918	$15,918	10.6x	14.5x	16.1x	21.6x
C.H. Robinson Worldwide, Inc.	$10,369	$11,895	$11,895	12.4x	16.7x	16.5x	23.7x
Ryder System, Inc.	$4,461	$10,844	$10,844	4.0x	3.8x	6.3x	7.6x
GXO Logistics, Inc.	$7,235	$8,623	$8,623	11.1x	11.6x	20.1x	22.9x
Landstar System, Inc.	$6,657	$6,323	$6,323	12.5x	15.0x	19.5x	24.4x
Hub Group, Inc.	$2,540	$2,538	$2,538	4.6x	5.9x	8.9x	12.8x
RXO, Inc.	$2,141	$2,472	$2,472	10.2x	18.2x	17.4x	NM
ID Logistics Group SA	€ 1,544	€ 1,702	$1,830	9.9x	9.4x	31.1x	27.3x
bpost NV/SA	€ 942	€ 895	$962	2.3x	2.4x	4.9x	7.0x
Universal Logistics Holdings, Inc.	$658	$961	$961	3.7x	4.0x	5.2x	6.5x
Wincanton plc	£ 291	£ 278	$348	3.8x	4.4x	5.5x	6.8x
Radiant Logistics, Inc.	$332	$316	$316	4.3x	5.6x	9.1x	8.5x
Harte Hanks, Inc.	$44	$62	$62	3.6x	4.0x	NM	14.9x

In the discussion following the caption “Opinion of PFSweb’s Financial Advisor,” the section captioned “Selected Transaction Analysis” on page 33 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“Raymond James analyzed publicly available information relating to selected acquisitions with respect to the enterprise value implied for the target companies and prepared a summary of the relative valuation multiples paid in these transactions. These transactions were selected, among other reasons, because the transactions occurred within a period that Raymond James deemed relevant and the businesses involved in these transactions operated in the warehousing and order fulfillment industries.

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ Adj. EBITDA for various twelve-month periods ending prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, 1st quartile and 3rd quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Offer Price and Per Share Merger Consideration. Furthermore, Raymond James applied the 1st quartile and 3rd quartile relative valuation multiples to the Company’s actual, and pro forma adjusted, trailing twelve months Adj. EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the Offer Price and Per Share Merger Consideration of $7.50 per share. The results of the selected transactions analysis are summarized below:

	Enterprise Value/ Last Twelve Months	Enterprise Value/ Last Twelve Months
	Reported Adj. EBITDA	Pro Forma Adj. EBITDA
1st Quartile	10.2x	10.2x
Mean	12.6x	12.6x
Median	11.6x	11.6x
3rd Quartile	12.1x	12.1x
Offer Price and Merger Consideration	11.8x	9.0x

	Implied Equity Price	Implied Equity Price
	Per Share	Per Share
1st Quartile	$6.67	$8.23
3rd Quartile	$7.62	$9.47
Offer Price and Merger Consideration	$7.50	$7.50

The following are the selected transactions (and related dates of announcement, multiples and metrics) for the selected transactions included in the analysis provided above:

				Enterprise Value		Enterprise Value / Last Twelve Months
Announcement Date	Close Date	Target	Acquiror	(Currency in millions)	Adj. EBITDA	Adj. EBITDA
February 2022	May 2022	Clipper Logistics plc	GXO Logistics, Inc.	£1,000.0	£43.0	23.3x
February 2022	April 2022	Kane Logistics, Inc.	ID Logistics Group SA	$240	20	12.0x
November 2021	November 2021	Bergen Logistics Corp.	Elanders Group AB	$155	15	10.3x
November 2018	December 2018	CaseStack, Inc.	Hub Group, Inc.	$255	22	11.6x
June 2018	August 2018	DSC Logistics, Inc.	CJ Logistics Corp.	₩257.1	₩25.7	10.0x
October 2017	November 2017	Radial, Inc.	Bpost NV	$820	67.5	12.1x
June 2016	June 2016	LGI Logistics Group International GMBH	Elanders Group AB	€ 257.0	€ 29.0	8.9x

In the discussion following the caption “Opinion of PFSweb’s Financial Advisor,” the section captioned “Discounted Cash Flow Analysis” on pages 33 and 34 of the Schedule 14D-9 is hereby revised and supplemented and replaced in its entirety by the following:

“Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of the Company’s projected free cash flows for the years ending December 31, 2023 through 2025 on a standalone basis using both a terminal multiple method and a perpetuity growth method. Raymond James used unleveraged free cash flows, defined as earnings before interest and stock-based compensation, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital. The discounted cash flow analyses were based on the Projections.

Using the terminal multiple method, and consistent with the periods included in the Projections, Raymond James used calendar year 2025 as the final year for the analysis and applied multiples, ranging from 8.0x to 11.0x (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2025 EBITDA in order to derive a range of terminal values for the Company in 2025. Additionally, Raymond James performed an analysis of the balance of the Company’s federal Net Operating Losses (“NOLs”) (as provided by the Company and assuming no limitation under Section 382 of the Internal Revenue Code of 1986, as amended) as of the end of the period contemplated by the Projections to evaluate the additional potential enterprise value of the Company’s standalone tax attributes on a present value basis. Based on the Projections, the analysis assumed a remaining estimated NOL balance of $15.0 million in 2026 (approximately $3.2 million tax benefit). The projected unleveraged free cash flows, NOLs and terminal values were discounted using rates ranging from 10.7% to 14.7%, which range was selected, upon the application of Raymond James’ professional judgment and expertise, to reflect the estimated weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of fully diluted shares outstanding as of September 11, 2023 (i.e., 24,187,950) in order to arrive at a range of present values per share of Company Common Stock. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Company Common Stock implied by the Offer Price and Per Share Merger Consideration. For purposes of the Company’s capitalization used in the analysis and as directed by the Company, Raymond James assumed the Company’s cash and cash equivalents of $39.0 million and total debt and finance leases of $0.1 million, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023. The results of the discounted cash flow analysis are summarized below:

Implied Equity Price
Per Share
Minimum	$6.92
Maximum	$9.53
Offer Price and Merger Consideration	$7.50

Using the perpetuity growth method, and consistent with the periods included in the Projections, Raymond James used calendar year 2025 as the final year for the analysis and applied perpetuity growth rates, ranging from 2% to 4% (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2025 free cash flow in order to derive a range of terminal values for the Company in 2025. Additionally, Raymond James performed an analysis of the balance of the Company’s federal NOLs (as provided by the Company and assuming no limitation under Section 382 of the Internal Revenue Code of 1986, as amended) as of the end of the period contemplated by the Projections to evaluate the additional potential enterprise value of the Company’s standalone tax attributes on a present value basis. Based on the Projections, the analysis assumed a remaining estimated NOL balance of $15.0 million in 2026 (approximately $3.2 million tax benefit). The projected unleveraged free cash flows, NOLs and terminal values were discounted using rates ranging from 10.7% to 14.7%, which range was selected, upon the application of Raymond James’ professional judgment and expertise, to reflect the estimated weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of fully diluted shares outstanding as of September 11, 2023 (i.e., 24,187,950) in order to arrive at a range of present values per share of Company Common Stock. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Company Common Stock implied by the Offer Price and Per Share Merger Consideration. For purposes of the Company’s capitalization used in the analysis and as directed by the Company, Raymond James assumed the Company’s cash and cash equivalents of $39.0 million and total debt and finance leases of $0.1 million, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023. The results of the discounted cash flow analysis are summarized below:

Implied Equity Price
Per Share
Minimum	$4.30
Maximum	$7.05
Offer Price and Merger Consideration	$7.50
”

In the discussion following the caption “Opinion of PFSweb’s Financial Advisor—Additional Considerations,” the third paragraph on page 36 of the Schedule 14D-9 is hereby revised and supplemented and replaced in it is entirety by the following:

    “Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to the Company, Parent and/or Merger Sub, or other participants in the Offer and the Merger in the future, for which Raymond James may receive compensation. Raymond James has not provided such services to Parent, and/or any of its affiliates, including Merger Sub, in the past two years.”

Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph under “Legal Proceedings” on page 37 of the Schedule 14D-9 with the following:
“On October 2, 2023, Ryan Walsh, a purported stockholder of PFSweb, filed a complaint in the United States District Court for the Southern District of New York, captioned Walsh v. PFSweb, Inc. et al., Case No. 1:23-cv-08658 (S.D.N.Y.) (the “Walsh Complaint”). Also on October 2, 2023, Jeffrey Tomasulo, a purported stockholder of PFSweb, filed a complaint in the Superior Court of Connecticut, Judicial District of Fairfield, captioned Tomasulo v. Beatson, et al., Case No. CV-23-6127760-S (Conn. Super. Ct.) (the “Tomasulo Complaint”). On October 3, 2023, Kenneth Collins, a purported stockholder of PFSweb, filed a complaint in the United States District Court for the District of Delaware, captioned Collins v. PFSweb, Inc. et al., Case No. 1:23-cv-01091 (D. Del.) (the “Collins Complaint” and, together with the Walsh Complaint, the “Federal Complaints,” and, collectively with the Walsh Complaint and Tomasulo Complaint, the “Complaints”).
The Federal Complaints name as defendants PFSweb and each member of the PFSweb Board of Directors. The Federal Complaints allege, among other things, that the defendants violated 14(d), 14(e), and 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder by omitting and/or misrepresenting certain material facts relating to the transaction from the Schedule 14D-9. The Federal Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescission of the transactions contemplated by the Merger Agreement in the event that they are consummated or rescissory damages, (iii) disclosure of the allegedly material information that was allegedly misstated and/or misrepresented in the Schedule 14D-9, and (iv) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees.
The Tomasulo Complaint names as defendants PFSweb, each member of the PFSweb Board of Directors and Parent. The Tomasulo Complaint alleges, among other things, that the members of the PFSweb Board of Directors breached their fiduciary duties, that Parent aided and abetted the alleged breach, that the directors and Parent failed to disclose material facts in the Schedule 14D-9 and Schedule TO, and that the defendants were negligent in disseminating the Schedule 14D-9 and Schedule TO. The Tomasulo Complaint seeks, among other relief, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) declaratory relief stating that the defendants breached their fiduciary duties and violated Connecticut common law by circulating the allegedly materially misleading Schedule 14D-9 and Schedule TO, and (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees.
Additionally, between September 27, 2023 and October 5, 2023, several purported stockholders sent correspondence to PFSweb asserting insufficiencies in the Schedule 14D-9 and demanding supplemental disclosures related thereto. PFSweb believes the Complaints and demand letters lack merit. PFSweb cannot predict whether additional demands or litigation may materialize, or the outcome of any related litigation. If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, PFSweb will not necessarily disclose them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFSweb, Inc.

Dated: October 6, 2023	By:	/s/ Thomas J. Madden
Thomas J. Madden
Executive Vice President, Chief Financial Officer